News Release

TransAlta Reports Fourth Quarter and Full Year 2015 Results

CALGARY, Alberta (February 18, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported its fourth quarter and full year 2015 financial results. Comparable EBITDA([1]) for the fourth quarter 2015 was $268 million compared to $301 million during the same period last year. Excluding a non-cash adjustment to provisions relating mostly to prior year events, comparable EBITDA would have been $327 million in the fourth quarter. Comparable FFO(1) for the quarter was $243 million, or $0.86 per share, compared to $225 million, or $0.82 per share, during the same period last year. Comparable EBITDA for the full year ending December 31, 2015 totaled $945 million, a decrease of $91 million compared to 2014. Excluding the provision adjustment relating mostly to prior years, comparable EBITDA would have been $1,004 million and within the expected comparable EBITDA range([2]) of $980 to $1,010 million for the year. Comparable FFO for the full year ending December 31, 2015 was $740 million compared to $762 million in 2014 and in-line with our target range(2) for the year of $725 to $755 million.

Continued operational improvements at Canadian Coal, reduced mining costs and the addition of wind, solar and gas pipeline assets during 2015 were offset by Energy Marketing losses during the second quarter of 2015, lower availability in Canadian Coal during the first half of the year, and lower prices in Alberta and the Pacific Northwest. Prices in Alberta averaged $33 per megawatt hour (“MWh”) in 2015 compared to $49 per MWh in 2014. Our high level of contracts and hedges mostly mitigated the impact of low prices with the exception of our wind and hydro businesses in Alberta.

“2015 was a busy year with the completion of many initiatives that have positioned TransAlta for 2016 and beyond,” said Dawn Farrell, President and Chief Executive Officer. “Our solid financial results this year reflect the positive impact of our continued focus on costs, efficiencies and hedging. Despite low power prices and challenging market conditions in Alberta in 2015, we generated comparable FFO in-line with our expectations for the year, delivered record safety performance, grew our portfolio of renewable assets, and extended the life of our contracted cash flows. Looking forward, we are focused on building our financial capacity and flexibility as we transition to clean power and utilizing our expertise, scale, and diversified fuel mix to capitalize on opportunities in our core markets.”

([1]) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Comparable Funds from Operations and Comparable Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company’s MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

([2]) Expected guidance ranges for 2015 comparable EBITDA, comparable FFO, comparable FCF and sustaining capital were revised with the release of the Company’s third quarter 2015 financial results in October 2015.

As at December 31, 2015, recourse and non-recourse long-term debt totaled $4.4 billion compared to $4.0 billion at December 31, 2014. During the year, strengthening of the US dollar increased our debt balances by approximately $0.4 billion. Almost all of our US-dollar-denominated debt is hedged either through financial contracts or net investments in our U.S. operations. Since the end of 2013, excluding the impact of the US dollar appreciation and pro-forma the closing of our transaction with TransAlta Renewables in January, senior unsecured debt has been reduced by over $1.0 billion, including a reduction of over $700 million on our credit facility and a $300 million reduction in Canadian and US bonds. Over the next three years we plan to continue on this path by repaying $1.2 billion of maturing recourse debt with proceeds from non-recourse debt and cash flow from the business.

Comparable net loss attributable to common shareholders for the full year ending December 31, 2015 was $48 million ($0.17 net loss per share) compared to comparable net earnings of $68 million ($0.25 net earnings per share) in 2014. The decrease was primarily due to lower comparable EBITDA and higher earnings attributable to non-controlling interests. Reported net loss attributable to common shareholders for the full year ending December 31, 2015 was $24 million, or $0.09 net loss per share. Comparable net earnings and reported net earnings for the three months ending December 31, 2015 were $3 million and ($7) million, respectively as compared to $46 million and $148 million in same period in 2014.

2016 Outlook

As previously indicated in our third quarter 2015 report, TransAlta expects its comparable EBITDA for 2016 to be in the range of $990 million and $1.1 billion based on the current outlook for power prices in Alberta and the Pacific Northwest. Comparable FFO is anticipated to be in the range of $755 to $835 million. Comparable free cash flow is expected to be in the range of $250 million and $300 million, net of sustaining capital of approximately $330 million to $350 million. Sustaining capital in 2016 includes three major maintenance turnarounds for TransAlta operated units in the Canadian Coal fleet. Availability of the Company’s coal fleet in Canada is expected to be in the range of 87 to 89 per cent in 2016.

2016 Key Priorities

•         Continue to focus on delivering operational excellence at our Canadian Coal operations

•	Secure a coal transition agreement in the Province of Alberta
•	Reposition our capital structure by pursuing project-level debt, targeting $400 to $600 million of project-level financing in 2016

•         Continue construction of South Hedland with commissioning expected in mid-2017

2015 Strategic Accomplishments

•	Raised over $1.0 billion of capital in 2015, including the recent transaction that closed on January 6, 2016, through two drop-down transactions with TransAlta Renewables raising approximately $390 million in equity; the sale of 20.5 million common shares of TransAlta Renewables to the Alberta Investment Management Corporation (“AIMCo”) for net proceeds of $193 million; and $442 million of long-term non-recourse debt secured by three wind projects.
•	Extended the contractual profile of Poplar Creek, Windsor, and the Parkeston gas-fired generating plant. Over the last three years, including these extensions, the weighted average remaining contractual life of the gas fleet has increased from 6 years to 12 years.
•	Acquired two wind facilities, representing 65 megawatts (“MW”) of capacity in Ontario and Alberta as part of the arrangement to restructure the Poplar Creek contract.
•	Acquired 71 MW of fully contracted renewable generation assets for cash consideration of $106 million together with the assumption of $105 million of project financing obligations. The assets include our first solar facilities, representing 21 MW of capacity in Massachusetts, and a 50 MW wind farm in Minnesota. The acquisition of the solar facilities closed on September 1, 2015 and the acquisition of the wind farm closed on October 1, 2015.
•	Company-wide overhead reductions and efficiency and productivity initiatives in Canadian Coal which is expected to contribute cost savings of approximately $45 to $50 million annually.
•	Reached an agreement with the Alberta Market Surveillance Administrator (the “MSA”) to settle all outstanding proceedings before the Alberta Utilities Commission (the “AUC”) for a total amount of $56 million. Of this amount, $31 million was paid in the fourth quarter and $25 million will be paid in the fourth quarter of 2016.
•	Received approval from the AUC to construct Sundance 7, an 865 MW high efficiency natural gas-fired power plant in Alberta. Construction of Sundance 7 will not commence until we have contracted a significant portion of the plant capacity.
•	Completed construction of the natural gas pipeline to our Solomon power station in March. Since then, the pipeline has contributed $10 million to our EBITDA and FFO.
•	Advanced construction of the South Hedland power project. Bulk earthworks and civil work were largely completed during the year, and major equipment has been arriving on schedule. The power station, which is expected to generate approximately $80 million of EBITDA on an annualized basis, is fully contracted and is expected to be completed on schedule and on budget and be commissioned for operation in mid-2017.
•	As at December 31, 2015, our liquidity was approximately $1.3 billion, compared to $0.9 billion as at September 30, 2015. We are in compliance with the terms of our credit facility and all undrawn amounts are fully available. On January 6, 2016, we completed a transaction with TransAlta Renewables to sell economic interests of certain assets located in Canada and received $173 million in cash proceeds. The cash proceeds were used to reduce amounts borrowed under our credit facilities, further improving our liquidity to approximately $1.4 billion. We have no material debt maturities until 2017 and anticipate renewing our credit facilities, based on reasonable commercial terms, prior to their maturities.

Fourth Quarter and Full Year Segmented Review

Comparable EBITDA([1]) (in CAD$ millions)	3 Months Ended		Year Ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Canadian Coal	67	119	334	389
U.S. Coal	23	19	67	65
Gas	90	80	330	312
Wind and Solar	65	56	176	179
Hydro	19	20	73	87
Energy Marketing	26	26	37	75
Corporate	(22)	(19)	(72)	(71)
Total Comparable EBITDA	268	301	945	1,036

•	Canadian Coal: Comparable EBITDA decreased by $55 million to $334 million in 2015, compared to $389 million in 2014, primarily as 2015 comparable EBITDA includes a $59 million adjustment to provisions relating mostly to force majeure events arising between 2013 and 2015. Excluding this adjustment, 2015 comparable EBITDA would have been $393 million, in line with 2014. Reductions in operating expenses at our coal facilities and Highvale mine, as well as productivity gains at our mine, offset the negative impact of lower availability on our comparable EBITDA. Our high level of contracts and hedges in Canadian Coal continues to mostly offset the impact of lower prices in Alberta.
•	U.S. Coal: Comparable EBITDA was $67 million in 2015, in-line with the same period last year, as the stronger US dollar offset the impacts of lower pricing in the Pacific Northwest. Results for 2015 also include a provision for liquidated damages relating to low volume of coal transported by rail in 2015.
•	Gas: Comparable EBITDA increased by $18 million to $330 million in 2015 compared to $312 million in 2014. The increase is largely due to additional revenues from the Australian natural gas pipeline, commissioned in March 2015, and the positive impact of the strengthening US dollar on a US-denominated contract in Western Australia.
•	Wind and Solar: Comparable EBITDA was $176 million compared to $179 million last year. The reduction in EBITDA is attributable to lower power prices in Alberta and lower wind volumes at our Wyoming wind facility, partially offset by the acquisition of additional assets in the fourth quarter and the strengthening of the US dollar.
•	Hydro: Comparable EBITDA decreased by $14 million to $73 million in 2015 compared to $87 million in 2014, primarily as a result of lower prices and a decrease in price volatility which limited our ability to take advantage of our flexibility to produce electricity in higher priced hours.
•	Energy Marketing: Energy Marketing generated comparable EBITDA of $37 million in 2015, down $38 million from 2014. The decrease is attributable to extraordinary market conditions in the first quarter of 2014 and volatile market conditions in the Alberta and Pacific Northwest regions in the second quarter of 2015. Energy Marketing generated $49 million of gross margin in 2015, which falls within the expected range of $40 to $60 million as performance over the last six months was in line with our expectations.
•	Corporate: Corporate costs were $72 million in 2015, in-line with 2014.

([1]) 2014 results restated to reflect the reassignment to the Corporate Segment of $12 million and to the Energy Marketing Segment of $1 million of costs associated with certain functions that were determined to benefit the broader organization, or the Energy Marketing segment, respectively.

Consolidated Financial Review

Comparable EBITDA decreased by $91 million to $945 million compared to 2014 including a non-cash adjustment of $59 million to provisions. Excluding this non-cash adjustment relating mostly to a prior year, EBITDA would have been $1,004 million. A significant part of the year over year reduction in EBITDA is due to Energy Marketing results during the second quarter of 2015, lower availability in Canadian Coal during the first half of the year, and lower prices in Alberta and the Pacific Northwest. Our high level of contracts and hedges mostly mitigated the impact of low prices, but our wind and hydro businesses in Alberta were adversely impacted. Reduction of our overhead in Canadian Coal and continued improvement in our mining operations to reduce fuel costs further reduced the impacts on Canadian Coal.

Comparable FFO decreased by $22 million to $740 million. As mentioned above, comparable EBITDA includes adjustments to certain provisions that are non-cash. Lower interest expense and lower cash taxes partly mitigated the shortfall in EBITDA in 2015.

Comparable net loss attributable to common shareholders was $48 million ($0.17 net loss per share), down from comparable net earnings of $68 million ($0.25 net earnings per share) in 2014. The decrease was primarily due to lower comparable EBITDA and higher earnings attributable to non-controlling interest associated with the sale of additional non-controlling interests in TransAlta Renewables.

Reported net loss attributable to common shareholders was $24 million ($0.09 net loss per share) compared to net earnings of $141 million ($0.52 net earnings per share) in 2014. Reported net earnings in 2015 includes the gain on the Poplar Creek contract restructuring ($192 million, net of tax), and the cost of the settlement with the MSA ($55 million, net of tax). Changes in the fair value of de-designated and economic hedges at U.S. Coal also had a negative impact our net earnings ($38 million ([4]), net of tax) (2014 – $35 million (1) positive, net of tax). Deferred income tax expense was also impacted by the increase in the Alberta corporate tax rate in June 2015 and by the sale of an economic interest in our Australian business to TransAlta Renewables, offsetting a reversal of a write-down of deferred tax assets associated with movements in financial instrument values.

([1]) Hedge accounting could not be applied to certain contracts, and accordingly, the mark-to-market on these contracts impacted reporting earnings. The impacts of these mark-to-market fluctuations have been removed from revenues to arrive at comparable results, which reflect the economic nature of these contracts.

Operating Review

Availability for 2015, after adjusting for economic dispatching at U.S. Coal, was 89.0 per cent compared to 90.5 per cent in 2014 and in-line with our 2015 target of 89 to 91 per cent. Lower availability for the year ended December 31, 2015 was due to higher unplanned outages and derates at Canadian Coal.

Total sustaining capital expenditures (including flood recovery capital) were $280 million, below the guidance range for 2015 of $305 million to $320 million and lower than $352 million in 2014. We continuously drive for cost effective operation of our facilities. In 2015, we announced the elimination of positions to reduce our costs. This company-wide initiative and others at Canadian Coal are expected to result in annual cost savings of $45 to $50 million annually. In addition to the impact of the reduction in the number of positions, we have driven reductions in coal costs through improved mine design sequence, reduced equipment requirements, and optimized contractor usage that have resulted in a 15 per cent reduction in coal costs from approximately $27 to $23 per tonne since 2013.

Recent Events

Alberta Climate Leadership Plan

On November 22, 2015, the Government of Alberta announced the Alberta Climate Leadership Plan (the “Plan”). In respect of the power generation sector, the Plan targets the retirement of coal generation in the Province of Alberta by 2030, replacement of two-thirds of the retiring coal-fired generation with renewable generation (to achieve a 30 per cent share of generation by 2030) and one-third gas generation, and establishment of a new system of greenhouse gas (“GHG”) obligations and allowances benchmarked against highly efficient gas-fired generation beginning in 2018, at the increased price of $30 per tonne. The Government of Alberta has further stated intentions of providing compensation to coal-fired generators as part of its commitment to treat them fairly and not unnecessarily strand capital.

Key Actions to Support Transition to Clean Power

On January 14, 2016, we announced key actions to support our transition from coal to gas-fired and renewable generation in the Province of Alberta and maximize our financial flexibility:

•	We have revised our dividend to $0.16 per common share on an annualized basis from $0.72 previously. The reduction will reduce cash required for the dividend to approximately $45 million from approximately $205 million annually. The revised dividend represents a 15 to 18 per cent payout of our estimated 2016 comparable FCF.
•	We have suspended our dividend reinvestment plan in order to stop shareholder dilution. We do not currently expect to raise additional equity in 2016 as the incremental cash from the dividend reduction will be used to strengthen our balance sheet.
•	We will focus on raising non-recourse debt to fund upcoming corporate debt maturities. We expect to raise $400 to $600 million of project-level debt in 2016 to fund the next material debt maturity of US$400 million in 2017, and plan to execute a similar strategy for the 2018 maturities of $177 million and US$520 million.
•	We will negotiate with the Government of Alberta, using a principles-based approach, to ensure the Company has the certainty and capacity needed to invest in clean power.
•	Over the next 15 years, we will focus on replacing coal generating assets with gas-fired and renewable generation assets.

These actions, combined with initiatives completed in 2015, will allow us to build the financial capacity and flexibility required to ensure that we are well positioned for the next 15 years to efficiently address upcoming debt maturities and capitalize on opportunities in gas-fired and renewable generation that will arise as Alberta transitions from coal to clean power.

Transactions involving TransAlta Renewables

In November 2015, we sold 20.5 million common shares of TransAlta Renewables in a private placement to AIMCo for net cash consideration of $193 million. During 2015, we initiated two transactions with TransAlta Renewables with concurrent public equity offerings by TransAlta Renewables:

•	On May 7, 2015, we completed the sale of an economic interest based on the cash flows of our Australian assets to TransAlta Renewables. The Australian assets consist of six operating assets with an installed capacity of 425 MW, the 150 MW South Hedland project currently under construction, as well as the recently commissioned 270 kilometre gas pipeline. At the closing of this transaction, TransAlta Renewables paid the Company $217 million in cash and approximately $1,067 million through a combination of common shares and Class B shares in TransAlta Renewables. TransAlta Renewables has also committed to funding the costs to construct the South Hedland project incurred after January 1, 2015, representing an estimated $491 million. TransAlta Renewables funded the cash proceeds through the public issuance of 17,858,423 common shares at a price of $12.65 per share.

•	On January 6, 2016, we completed the sale of an economic interest based on the cash flows of the 506 MW Sarnia cogeneration facility and of two renewable energy facilities with total capacity of 105 MW for $540 million. Consideration received from TransAlta Renewables consisted of gross proceeds of approximately $173 million, 15.6 million common shares of TransAlta Renewables with a value of $152 million and a $215 million unsecured subordinated debenture convertible into common shares of TransAlta Renewables at a price of $13.16 per common share upon maturity on December 31, 2020. TransAlta Renewables issued 17,692,750 common shares at $9.75 per share as part of this transaction. After completing this transaction, we own approximately 64 per cent of TransAlta Renewables.

We remain committed to maintaining our position as the majority shareholder and sponsor of TransAlta Renewables with a stated goal of maintaining our interest between 60 to 80 per cent.

TransAlta Renewables Project Financing

On October 1, 2015, TransAlta Renewables closed a $442 million non-recourse bond offering for its indirect wholly-owned subsidiary, Melancthon Wolfe Wind LP. The bonds are amortizing and bear interest at a rate of 3.834 per cent, payable semi-annually, and mature on December 31, 2028. Net proceeds of the financing were used to reduce our balance on the credit facility.

Poplar Creek Restructuring and Acquisition of Two Wind Farms

On September 1, 2015, we completed the restructuring of our contractual arrangement for power generation services with Suncor Energy (“Suncor”) at Suncor’s oil sands base site near Fort McMurray and the acquisition of Suncor’s interest in two wind projects located in Alberta and Ontario, representing 65 MW of net capacity. The contract restructuring increased the duration of the contract by seven years to 2030, reduced our exposure to Alberta’s merchant power market, added high quality renewables assets and supplemented the pipeline of assets that we could drop-down to TransAlta Renewables in the future.

As a result of the transaction, we recognized a finance lease of $372 million, increased our long-term assets to reflect the acquisition of two wind farms for $138 million, and recognized a gain of $262 million. The carrying amount of net assets we transferred to Suncor was $250 million.

U.S. Wind and Solar Acquisition

We successfully completed the acquisition of 71 MW of fully contracted renewable generation assets for cash consideration of US$76 million together with the assumption of certain tax equity obligations and US$42 million of non-recourse debt. The assets include TransAlta’s first solar facilities, representing 21 MW of solar facilities in Massachusetts, and a 50 MW Lakeswind wind facility in Minnesota, and increase the pipeline of assets which may be dropped-down into TransAlta Renewables. The purchase of the solar projects in Massachusetts closed on September 1, 2015 and the purchase of the Lakeswind wind project in Minnesota was completed on October 1, 2015.

Efficiency and Productivity Initiatives

We continuously drive for cost effective operation of our facilities. In 2015, we announced the elimination of positions to reduce our costs. This company-wide initiative and others in Canadian Coal are expected to result in annual cost savings in excess of $47 million annually.

In addition to the impact of the reduction in the number of positions, we have driven reductions in coal costs through improved mine design sequence, reduced equipment requirements, and optimized contractor usage. Since insourcing the activity in 2013, coal costs per tonne have decreased by 15 per cent, from approximately $27 to $23 per tonne.

South Hedland Power Station

We continued construction of the AUD$570 million, 150 MW combined cycle gas power station in South Hedland, Australia, which we will own and operate. As of December 31, 2015, major equipment was received on site in-line with the project schedule including all three gas turbines and generators, the new step-up transformer and the air-cooled condenser. Electrical installation and mechanical erection work continues to proceed as planned. The power station is fully contracted and is expected to be commissioned in mid- 2017.

The remaining project costs associated with South Hedland were estimated at approximately $316 million (AUD$326 million) as of December 31, 2015 and will be funded by TransAlta Renewables through a combination of cash flow from operations and borrowings under a credit facility.

Sundance 7

During 2015, we received approval from the AUC to construct and operate an 856 MW combined-cycle natural gas-fired power plant in Alberta. The Sundance 7 project has received all regulatory approvals after receiving the Environmental Protection and Enhancement Act approval from Alberta Environment and Parks on Oct. 1, 2015.

Construction of Sundance 7 will not commence until we have contracted a significant portion of the plant capacity. Following changes to market conditions in Alberta during the past year, we do not anticipate that this condition will be met by 2020. In December 2015, we repurchased our partner’s 50 per cent share in TAMA Power, the jointly controlled entity developing this project, for consideration of $10 million payable in five years, along with an option to buy back in to this project or into other projects of TAMA Power during this period.

Fourth Quarter and Year Ended 2015 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		Year Ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Adjusted availability (%) ([5]),([6])	88.4%	93.2%	89.0%	90.5%
Production (GWh) (1),([7])	11,107	12,207	40,673	45,002
Revenue	$595	$718	$2,267	$2,623
Comparable EBITDA([8])	$268	$301	$945	$1,036
Reported Net Earnings (loss) attributable to common shareholders	($7)	$148	($24)	141
Comparable Net Earnings (loss) attributable to common shareholders	$3	$46	($48)	$68
Comparable Funds from Operations	$243	$225	$740	$762
Cash Flow from Operating Activities	$118	$250	$432	$796
Comparable Free Cash Flow (4)	$174	$97	$315	$280

Net Earnings (loss) per common share	($0.02)	$0.54	($0.09)	$0.52
Comparable Net Earnings (loss) per share	$0.01	$0.17	($0.17)	$0.25
Comparable Funds from Operations per share	$0.86	$0.82	$2.64	$2.79
Comparable Free Cash Flow per share(4)	$0.61	$0.35	$1.13	$1.03
Dividends declared per common share	$0.18	$0.18	$0.72	$0.72

([1]) Availability and production includes all generating assets (generation operations and finance leases that we operate). 2014 availability also includes equity investments, which were sold in May 2014.

([1]) Adjusted for economic dispatching at U.S. Coal.

([1]) 2014 production includes 314 GWh from CE Generation LLC and Wailuku Holding Company, LLC, both of which were sold in May 2014.

([1]) 2014 restated to deduct hydro life extension capital expenditures from comparable FCF.

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management Discussion &Analysis. These documents will be available today on the Investors section of TransAlta’s website at www.transalta.com or through SEDAR at www.sedar.com.

TransAlta is also in the process of filing its 40-F with the U.S. Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

Conference call

We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today to discuss our fourth quarter and 2015 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 00227 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009; and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at www.transalta.com or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements including, without limitation, statements pertaining to TransAlta’s business and anticipated future financial performance; our expected strategies and opportunities; expected comparable EBITDA, comparable FFO and comparable free cash flow ranges for 2016; expected sustaining capital expenditures for 2016; expected availability for 2016; the development and construction of Sundance Unit 7 and the timing thereof; the commissioning of South Hedland and the costs; the expected EBITDA to be generated from South Hedland; expected cost savings from overhead reductions and efficiency and productivity initiatives; expected governmental regulatory regimes and legislation (including the Plan) and the expected impact of such regimes and regulations; our expectations of securing a coal transition agreement with the Province of Alberta; use of the incremental cash from the dividend reduction; maintaining our position as the majority shareholder or sponsor of TransAlta Renewables; the cost of complying with resulting regulations and laws; as well as the repositioning of our capital structure through project-level debt in 2016 and 2017 and the potential drop-down of additional assets to TransAlta Renewables. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made, including assumptions regarding Alberta power prices, and the regulatory regimes and economic conditions relevant to the markets in which we operate. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; impediments to the construction of South Hedland or Sundance Unit 7; disputes or claims involving TransAlta, including the Keephills 1 force majeure arbitration; and inability to secure non-recourse financing on terms favourable to the Company or at all. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. The financial outlook that is contained in this news release was approved February 17, 2016 and is being provided for the purpose of giving the reader information about management’s current expectations and plans. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:
Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com